

January 27, 2015

Via E-mail
Mr. Michael Weiner
Chief Financial Officer
National General Holdings Corp.
59 Maiden Lane, 38th Floor
New York, New York 10038

Re: National General Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 28, 2014
File No. 1-36311

Dear Mr. Weiner:

We have reviewed your January 9, 2015 response to our December 23, 2014 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies
Business Combinations, page F-10

1. Please refer to response to prior comment 1 and address the following:
    a. Revise your proposed disclosure to indicate, if true, that the difference between the acquired loss and LAE reserves recorded, based on your existing accounting policies, and your best estimate of the fair value of such reserves at the acquisition date is recorded either as an intangible asset or another liability, as applicable. Refer to ASC 944-805-30-1.
    b. Tell us how your method of amortizing the difference referred to in the above bullet ratably over the payout period complies with ASC 944-805-35-1.

Note 10: Income Taxes, page F-38

2. We acknowledge your response to previous comment 4. If you have no liability recorded for unrecognized tax benefits, please explain to us what you mean by "tax contingency reserves" as disclosed in the last paragraph on page F-41, and whether and, if so, how this disclosure is responsive to ASC 740-10-50-15.d. In your response, explain to us how you could release the oldest year's reserve if you have no liability recorded for unrecognized tax benefits.

Note 25: Segment Information, page F-58

3. Your proposed disclosure provided in response to previous comment 5 provides premiums written by each group of similar products. Please represent to us that in your future periodic reports you will modify this disclosure to provide premiums earned by each group of similar products either in addition to your proposed premiums written disclosure or in lieu thereof.

You may contact Mark Brunhofer, Senior Staff Accountant at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant